UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone US Retirement Plan
(hereinafter referred to as "Plan")

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
999 18th Street, Suite 1750
Denver, CO 80202

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the Vodafone US Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Anna Devine, Chief Financial Officer
June 27, 2012

Vodafone US Retirement Plan

Employer ID No: 94-3213132
Plan Number: 764497

Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011, Supplemental Schedule as of December 31, 2011, and Independent Auditors' Report

VODAFONE US RETIREMENT PLAN
TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312-4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Vodafone US Retirement Plan:
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Vodafone US Retirement Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic 2011 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2011 financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2012

VODAFONE US RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:		
Participant-directed investments at fair value	$ 107,502,087	$ 108,873,820
Total investments	107,502,087	108,873,820
Receivables:		
Employer contributions	147,053	145,395
Common stock dividend receivable	897,332	367,937
Notes receivable from participants	506,675	412,139
Total receivables	1,551,060	925,471
NET ASSETS AVAILABLE FOR BENEFITS	$ 109,053,147	$ 109,799,291

See notes to financial statements.

VODAFONE US RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

CONTRIBUTIONS:	
Employer	$ 2,290,879
Participant	1,363,657
Rollovers	486,019
Total contributions	4,140,555
INVESTMENT INCOME:	
Net depreciation in fair value of investments	(1,608,615)
Dividends and interest income	3,099,392
Net investment income	1,490,777
Interest income on notes receivable from participants	18,270
DEDUCTIONS:	
Benefits paid to participants	6,326,491
Investment management fees	69,255
Total deductions	6,395,746
DECREASE IN NET ASSETS	(746,144)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	$ 109,799,291
End of year	$ 109,053,147

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Vodafone US Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the comprehensive plan document for more complete information.

General — Vodafone Americas Inc. (the "Company") sponsors the Plan. The Plan is a defined contribution plan covering eligible employees of the Company and the employees of US-based Vodafone affiliates of the Company participating in the Plan ("Participating Entities"). Participating Entities in the Plan are the Company and Vodafone Global Enterprise Inc.

Prudential Retirement Insurance and Annuity Company ("Prudential") is the recordkeeper of the Plan and manages participant accounts. Prudential Bank and Trust, FSB (the "Trustee"), is the trustee of the Plan and manages Plan assets. Effective January 1, 2010, the Company amended its plan to adopt the Prudential prototype 401(k) plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility — An employee is eligible to participate in the Plan if he or she is an employee of the Participating Entities and has completed three full consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement, (b) employed by a US-based Vodafone affiliate of the Company that does not participate, (c) not on the payroll of any Vodafone US entity, (d) leased employees, or (e) nonresident aliens.

Salary Deferrals and Employee Contributions — New employees (after they meet the eligibility requirements) are automatically enrolled in the Plan at a 6% of base salary pre-tax contribution level, unless they elect otherwise prior to becoming eligible to participate in the Plan (participants may also adjust their contribution rate after enrolling).

During 2011 and 2010, the 6% pre-tax deduction was invested in the Prudential Goalmaker portfolio allocation ("Goalmaker") if the participant did not affirmatively elect another investment fund. Goalmaker is a Prudential investment product that allocates participants investment balances in accordance with risk tolerance and expected retirement dates.

A participant may elect to contribute to the Plan in the amount of any whole percentage up to 100% of eligible compensation, subject to applicable Internal Revenue Code (IRC) limits. Contributions may be designated as pre-tax deductions ("Salary Deferrals") up to the pre-tax contribution maximum permitted by law, or as after-tax deductions. Salary Deferrals were limited to $16,500 in 2011. This maximum allowable pre-tax limit is subject to annual revision for cost-of-living increases as reflected in IRC Section 402(g).

The Plan permits catch-up contributions, in accordance with the Economic Growth Tax Relief and Reconciliation Act which allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute additional amounts in pre-tax dollars to their accounts ($5,500 in 2011, amount to be indexed annually) above the maximum allowable pre-tax limit. Certain restrictions also apply.

Participating Entities Contributions — There are three types of contributions:

Basic Contributions — Basic employer contributions are purely discretionary and were 5% of eligible compensation for the Plan year ended December 31, 2011.

Matching Contributions — Each participant receives matching contributions of 100% for up to 6% of his or her Salary Deferrals. A year-end true-up contribution is made to ensure that all eligible participants receive the entire 6% employer matching contribution, subject to active employment status on the last day of the Plan year.

Variable Contributions — If the Participating Entities elect to make a variable contribution for a Plan year, each participant who was employed at the end of the Plan year or who has died, attained retirement status, or incurred a disability during such year will receive a variable contribution based on corporate performance criteria as determined by the Vodafone Group Plc Remuneration Committee. Retirement status means attaining age 55, if age and years of service equal or are greater than 75 years, or attaining age 62 with at least 5 years of service. Variable contributions made during the year ended December 31, 2011 (based on plan participants as of December 31, 2010) were $250,907.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's basic and matching contributions, allocations of the Company's discretionary variable contributions, and Plan earnings, and are charged with withdrawals and losses in the funds in which a participant invests. Other than the Company's discretionary variable contributions, allocations are based on participant earnings or account balances, as defined. The Company's discretionary variable contributions are a percentage of a participant's 401(a)(17) earnings, which changes annually depending on corporate performance during the fiscal year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Contributions are remitted to the Trustee for investment under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of 1%, in one of the Plan's investment options. A participant may, on a daily basis, change investment directions for future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in 1% increments between investment options. The Plan currently offers mutual funds, common stock, a brokerage account, a separate account and a guaranteed income fund as investment options for participants.

Vesting — Employee contributions and the first 4% of employer matching contributions are always fully vested.

Employer basic contributions, the last 2% of matching contributions, and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or partial or full Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited one year after termination of employment.

If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited. Forfeitures arising from Company and/or Participating Entities contributions are applied to administrative expenses of the Plan, or are used to reduce employer matching contributions to the Plan.

Restoration of Forfeited Amounts — Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other account forfeitures.

Participant Loans — Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid ratably through either payroll deductions or coupon remittance procedures. The Plan allows for no more than two loans of any type. As of December 31, 2011, participant loans have maturities through 2021 at interest rates ranging from 4.25 percent to 6.25 percent.

Effective January 1, 2010, the Plan was amended to allow a terminated participant to borrow from their fund accounts and make repayments through coupon remittance procedures. All other terms for terminated participant's loans are consistent with the above.

Payment of Benefits — Upon a participant's retirement, death, disability, or termination of employment, the participant's account will be available for distribution as soon as reasonably practical following the cessation of service date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their vested account balances as of the date they attain age 59 1/2. Any amounts subsequently credited to their account shall be available after each such contribution to the extent it is fully vested. Benefits are recorded when paid.

Distributions Upon Termination of Employment — Effective January 1, 2010, the Plan was amended to allow a participant to withdraw a portion of their vested account balance as a partial distribution.

If a participant terminates employment after he or she is fully vested, his or her account balance may be distributed in either a single sum or a partial distribution, in accordance with his or her distribution election. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary.

If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance may be distributed in either a single sum or a partial distribution, in accordance with his or her distribution election, and the nonvested portion will be forfeited.

Forms Acceptance of Tax-Free Rollovers — Eligible participants may roll over the taxable portion of an eligible rollover distribution from another tax-qualified plan or Individual Retirement Account by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Forfeited Accounts — As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $77,024 and $68,260, respectively. During the year ended December 31, 2011, forfeitures of $61,300 from forfeited nonvested accounts were used to pay for plan administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a brokerage account, a separate account, and a guaranteed income fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. Investments in the self-directed brokerage are valued in accordance with the underlying investment.

Investments in the separate account are valued based upon the redemption price of the units held by the Plan, which is based on the current fair value of the underlying assets held by the separate account. Unit values are determined by the financial institution sponsoring the separate account by dividing the funds' net assets at fair value by its units outstanding at the valuation dates.

The Plan offers a fully benefit-responsive investment contract (Guaranteed Income Fund) with Prudential as an investment option. Prudential maintains the contributions in a general account. Participants may direct permitted withdrawals or transfers of all or a portion of their account balance at contract value. The contract is included in the financial statements at fair value, which approximates contract value. Under the investment contract, the Plan receives interest at crediting rates that are announced in advance and guaranteed for a specific period of time. A single interest crediting rate is applied to all contributions made under the contract regardless of the timing of those contributions. The issuer of the investment contract is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is agreed upon with the issuer, but may not be less than 1.5%. Such interest rates are reviewed on a semiannual basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2011
Average yield earned by the Plan (1)	2.40%
Average yield credited to participants (2)	2.40%

(1) Computed by dividing the annualized one-day actual earnings of the contract by the fair value of the investments.

(2) Computed by dividing the annualized one-day earnings credited to participants by the fair value of the investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document, if any.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who had elected to withdraw from the Plan, but have not yet been paid at December 31, 2011 and 2010.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Administrative Expenses —Administrative expenses of the Plan are paid by the Plan, as provided in the Plan document.

New Accounting Standards:

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which amends ASC 820, *Fair Value Measurements and Disclosures*, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.

New Accounting Standards Not Yet Effective —

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs — In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements resulting from future adoption.

3. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan's policy is to recognize significant transfers between levels at the actual date of the event.

Asset Valuation Techniques — Investments in separate accounts are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the separate account's underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in the separate account funds are categorized as Level 2.

The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.

Shares of registered investment companies held are primarily categorized as Level 1; they are valued at quoted market prices that represent the net asset value of shares held at Plan year-end.

Investments in the Guaranteed Income Fund are valued at fair value as determined by the provider, Prudential, which approximates contract value and are categorized as Level 2.

Self-directed brokerage accounts include investments in common stocks, money market accounts, and a U.S. Treasury money fund which are valued at quoted market prices.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	Fair Value Measurements at December 31, 2011, Using			
Vodafone Group Plc Stock	$23,310,657	$ -	$ -	$ 23,310,657
Mutual funds:				
US equity funds	31,458,405			31,458,405
International equity funds	10,003,570			10,003,570
Bond funds	11,579,379			11,579,379
Total mutual funds	53,041,354	-	-	53,041,354
Separate account	-	12,393,767	-	12,393,767
Guaranteed Income Fund	-	17,530,377	-	17,530,377
Self Directed Brokerage Account: (a)				
Common stocks	532,795			532,795
Mutual funds	155,200			155,200
Cash and cash equivalents	400,212			400,212
US governmental securities	137,725			137,725
Total self directed brokerage account	1,225,932	-	-	1,225,932
Total	$77,577,943	$29,924,144	$ -	$107,502,087

(a) The brokerage account is invested in a variety of categories of common stock, mutual funds and other investments as directed by participants.

	Fair Value Measurements at December 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Vodafone Group Plc Stock	$21,797,333	$ -	$ -	$ 21,797,333
Mutual funds:				
US equity funds	45,873,080			45,873,080
International equity funds	11,812,175			11,812,175
Bond funds	11,709,751			11,709,751
Total mutual funds	69,395,006	-	-	69,395,006
Guaranteed Income Fund	-	16,363,395	-	16,363,395
Self Directed Brokerage Account: (a)				
Common stocks	636,340			636,340
Mutual funds	167,906			167,906
Cash and cash equivalents	361,806			361,806
US governmental securities	152,034			152,034
Total self directed brokerage account	1,318,086	-	-	1,318,086
Total	$92,510,425	$16,363,395	$ -	$108,873,820

(a) The brokerage account is invested in a variety of categories of common stock, mutual funds and other investments as directed by participants.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Due to a new offering of the separate account in December 2011, the Plan had a transfer from mutual funds (Level 1) to a separate account (Level 2).

4. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010, are set forth in the below tables:

	2011
Common stock — Vodafone Group Plc Stock	$ 23,310,657
Stable Value Fund:	
Prudential Guaranteed Income Fund	17,530,377
Separate Account	
JP Morgan Large Cap Growth Fund	12,393,767
Mutual funds:	
Vanguard Institutional Index Fund	14,073,550
Europacific Growth Fund	10,003,570
Blackrock Equity Dividend	6,187,518
Pimco Total Return — Admin Class Fund	11,579,379

	2010
Common stock — Vodafone Group Plc Stock	$21,797,333
Stable Value Fund:	
Prudential Guaranteed Income Fund	16,363,395
Mutual funds:	
Vanguard Institutional Index Fund	14,492,214
Europacific Growth Fund	11,812,175
Blackrock Equity Dividend	5,875,010
Growth Fund of America	14,218,950
Pimco Total Return — Admin Class Fund	11,709,751

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$ 1,320,877
Separate account	(46,361)
Mutual funds	(2,790,974)
Self Directed Brokerage	(92,157)
	$ (1,608,615)

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in funds and accounts that are managed by Prudential or their subsidiaries and affiliates. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2011 and 2010, the Plan held 831,632 shares and 824,407 shares, respectively, of common stock of Vodafone Group Plc, the sponsoring employer, with a cost basis of $12,635,085 and $12,039,921, respectively. During the year ended December 31, 2011, the Plan recorded dividend income of $897,332.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Prudential. Prudential received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

During the Plan year, the Plan had certain operational issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan's sponsor is in the process of taking the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or applicable state taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total assets per the Form 5500 as of December 31, 2011 and 2010, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2011, is as follows:

	2011	2010
Net assets available for benefits per the financial statements	$ 109,053,147	$ 109,799,291
Adjustment for common stock dividend receivable - December 31, 2011	(897,332)	-
Adjustment for employer contributions receivable - December 31, 2011	(147,053)	-
Adjustment for common stock dividend receivable - December 31, 2010	-	(367,937)
Adjustment for employer contributions receivable - December 31, 2010	-	(145,395)
Total net assets per the Form 5500	$ 108,008,762	$ 109,285,959
Decrease in net assets per the financial statements:	$ (746,145)	
Adjustment for common stock dividend receivable - December 31, 2011	(897,332)	
Adjustment for employer contributions receivable - December 31, 2011	(147,053)	
Adjustment for common stock dividend receivable - December 31, 2010	367,937	
Adjustment for employer contributions receivable - December 31, 2010	145,395	
Net income per Form 5500	$ (1,277,198)	

* * * * * *

SUPPLEMENTAL SCHEDULE

VODAFONE US RETIREMENT PLAN

Employer ID No: 94-3213132

Plan No: 764497

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value **
*	Prudential Guaranteed Income Fund	Guaranteed Income fund	$ 17,530,377
	Morgan Stanley Institutional Midcap Growth Fund	Mutual fund	2,426,479
	Vanguard Institutional Index Fund	Mutual fund	14,073,550
	JP Morgan Large Cap Growth Fund	Separate account	12,393,767
	Europacific Growth Fund	Mutual fund	10,003,570
	Vanguard Small Cap Institutional Fund	Mutual fund	4,296,051
	Pimco Total Return - Admin Class Fund	Mutual fund	11,579,379
	Alger Smallcap Growth Fund	Mutual fund	1,448,436
	Blackrock Equity Dividend	Mutual fund	6,187,518
	Perkins Smallcap Value Fund	Mutual fund	1,832,686
	Ridgeworth Mid Cap Value Equity Fund	Mutual fund	1,193,685
	Self Directed Brokerage	Self-directed brokerage account	1,225,932
*	Vodafone Group Plc Stock	Common stock	23,310,657
*	Various participants	Participant loans (maturing through 2021 at interest rates of 4.25% - 6.25%)	506,675
			$ 108,008,762

* Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.